UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 13, 2010

Commission File Number: 000-29008

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION ———————————————————————————————————
(Translation of registrant’s name into English)

Unit 10-11, 10/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

TERMINATION OF STOCK PURCHASE AGREEMENT WITH CHINA TECHNOLOGY SOLAR POWER
HOLDINGS LIMITED

As reported previously, on October 27, 2009, China Technology Development Group
Corporation (the “Company") entered into a Stock Purchase Agreement (the “Stock
Purchase Agreement”) with China Technology Solar Power Holdings Limited (the
“Target Company”) and its direct and indirect stockholders (the “Stockholders”), pursuant to which, among other things, the Company agreed to purchase 51% of the
Target Company’s capital stock on a fully diluted basis for consideration consisting of (i) a cash advance in the amount of US$3,000,000 (the “Cash
Advance”) ; (ii) shares of the Company’s common stock; and (iii) a convertible note with a principal amount equal to US$4,180,000.  The Target Company, through its wholly-owned subsidiary, is developing a 100 megawatt grid-connected solar power plant project located in Delingha City of Qaidam Basin in Qinghai
Province, Northwestern China.

Completion of the transactions contemplated by the Stock Purchase Agreement is subject to a number of conditions, including receipt of an independent valuation report in respect of the Target Company. The Chinese government has not determined the specific subsidies and incentives for on-grid solar energy applications for Qinghai Province, which has resulted in difficulties in determining the fair value of the proposed solar power plant.  Accordingly, the
Company, the Target Company and the Stockholders have agreed to terminate the
Stock Purchase Agreement in accordance with Article 10 thereof.

On October 11, 2010, the Company, the Target Company and the Stockholders
entered into an agreement terminating the Stock Purchase Agreement (the
“Termination Agreement”).  Pursuant to the Termination Agreement, among other things, (i) the Target Company and/or the Stockholders will repay in full the
Cash Advance to the Company; (ii) the Company will have a right of conversion /
exchange in the event that the Target Company undertakes an offering of its equity securities or sells, converts or exchanges its equity securities for equity securities of any other company; and (iii) Mr. Chiu Tung Ping, one of the
Stockholders, personally guaranteed all obligations of the Target Company and the Stockholders under the Termination Agreement.

A copy of the Termination Agreement is attached as Exhibit 99.1 to this report on Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION

Date: October 13, 2010	By:	Alan Li
	Name:	Alan Li
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Termination Agreement
99.2	Press Release